Mail Stop 3233
                                                            February 11, 2019


Via E-mail
John C. Loeffler, II
Chief Executive Officer and Chairman of the Board
CaliberCos Inc.
8901 E. Mountain View Road
Suite 150
Scottsdale, AZ 85258

       Re:     CaliberCos Inc.
               Amendment No. 2 to Draft Offering Statement on Form 1-A Submitted January 7, 2019
               CIK No. 0001627282

Dear Mr. Loeffler:

      We have reviewed your amended draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

General

   1. We are continuing to evaluate your response to comments 1 and 2 of our letter dated
      September 20, 2018 regarding the Investment Company Act of 1940, as amended, and the Investment Advisers Act of 1940. If you have questions on these comments, please contact Rochelle Plesset at (202) 551-6840 in the Division of Investment Management.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Hospitality, page 41

   2. Please revise the table presenting the results of your Hospitality segment to include depreciation expense allocated to this segment.
 John C. Loeffler, II
Chief Executive Officer and Chairman of the Board
CaliberCos Inc.
February 11, 2019
Page 2


Security Ownership of Management and Certain Stockholders, page 61

   3. We note that you have elected to use the S-1 disclosure format. Please revise the security ownership table to provide the disclosure required by Item 403 of Regulation S-K for any person who is known to you to be a beneficial owner of more than five percent of your securities.

Consolidated Statements of Cash Flows, page F-6

   4. Please explain why your statement of cash flows reflects a $5.2 million operating cash inflow for the change in real estate assets held for sale when your balance sheet only reflects a year over year decrease of $3.8 million for this asset account.

        You may contact Kristi Marrone at (202)551-3429 or Kevin Woody, Accounting Branch
Chief, at (202)551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202)551-3585 or me at
(202)551-3215
with any other questions.


                                                           Sincerely,

                                                           /s/ Kim McManus

                                                           Kim McManus
                                                           Senior Counsel
                                                           Office of Real
Estate and
                                                           Commodities

cc: Thomas Poletti, Esq. (via e-mail)